November 10, 2004


Mail-Stop 0408
VIA facsimile and U.S. Mail

Philip E. Logan
President
SFSB, Inc.
1614 Churchville Road
Bel Air, Maryland  21015

Re: SFSB, Inc.
       Form SB-2, amendment number 1, filed November 2, 2004
       File Number 333-119128

Dear Mr. Logan:

We have reviewed your amended Form SB-2 and have the following comments. There are no further comments from the legal staff at this time. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Critical Accounting Policies - page 31

1. Please revise your footnote on page F-7 to provide a clear disclosure that describes specifically how you determine the amount of each portion of your allowance and provision for loan losses as previously stated on pages 42 and 71. Refer to paragraph 12 of APB No. 22.

Pro Forma Data - page 35

2. Please revise to reflect the proper pro forma adjustments relating to your employee stock ownership plan and recognition and retention plan in your pro forma table on pages 37 and 38 as defined in footnotes (2) and (3) on page 39. It appears that 3.92% of the shares of common stock issued in the reorganization to be purchased by the employee stock ownership plan with funds loaned by SFSB, Inc and the 1.96% of the shares of common stock issued in the reorganization will need to be defined more clearly.
3.
 Liquidity Management - page 54
4.
5. We have carefully considered the responses received on comment #19 relating to your liquidity management discussion on page 54. Please revise to address the following:
6.
* Clarify your explanation on the changes in deposit flows and how it relates to interest on deposit accounts as noted on page 56; and
* Revise to quantify the amount of your securities that are in an unrealized loss position and clearly disclose that since you have the intent and ability to be hold those securities until recovery or maturity, they are unavailable as a source of your liquidity.

Consolidated Financial Statements - page F-2

7. We believe the sale of your ground rent portfolio to be material to the investor when compared to the Consolidated Statements of Operations. Please revise to describe your ground rent portfolio transaction for the periods presented.

8. Please address your response to address the following regarding your response to comment #30:
* Revise to clearly disclose whether or not you have any sales of loans during any of the periods presented including your sales to the secondary market and explicitly state that your involvement in participation programs is limited to purchases only;
* If you have any sales of loans, please revise to provide all the disclosures previously requested in comment #30;
* Revise your liquidity section of your MD&A to discuss the impact of such transactions including your sales to the secondary market as previously requested;
* Revise to discuss your expectations on the levels of loans sold in the future periods.



Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on accounting matters to Diane San Pedro at 202-824-5483, or to Kevin Vaughn, Accounting Branch Chief, at 202-942-1816. Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-1772.


						Sincerely,

							/S/ Kevin Vaughn for

							Michael Clampitt
Senior Counsel


By fax : Kennneth B. Abel
	 Fax number 410-547-0699
             Phone number 410-347-7394
SFSB, Inc.
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